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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


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                                                     SEC FILE NUMBER
                                                        1-5654
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                                                      CUSIP NUMBER
                                                       269282109
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                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR


For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant:  EXX INC
         Former Name if Applicable:  SFM Corp.

         1350 East Flamingo Road, Suite 689
         Address of Principal Executive Office (Street and Number)

         Las Vegas, Nevada 89119-5263
         City, State and Zip Code



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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, the Registrant has been unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 without unreasonable effort or expense due to unanticipated delays in addressing certain issues which have come to the attention of management, including the Registrant's allocation for financial accounting purposes of the purchase price for the Registrant's January 2003 acquisition of Newcor, Inc. The Registrant expects to file its Form 10-K for the year ended December 31, 2004 no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.



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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification


  David A. Segal                     (702)                        598-3223
     (Name)                        (Area Code)               (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 will report income from continuing operations for the fiscal year ended December 31, 2004 of approximately $1.5 million, as compared to income from continuing operations of $5.6 million previously reported for the fiscal year ended December 31, 2003. The decrease in income from continuing operations in 2004 compared to 2003 was attributable primarily to competitive pricing pressures and a charge to pre-tax earnings of approximately $4.5 million related to the impairment of certain assets in the Registrant's Mechanical Equipment business segment, offset by a pre-tax gain of $2.5 million related to forgiveness of indebtedness.

         In connection with the preparation of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, certain issues have come to the attention of management, including the Registrant's allocation for financial accounting purposes of the purchase price for the Registrant's January 2003 acquisition of Newcor, Inc. The Registrant anticipates that in connection with the resolution of such issues the Registrant will report a reduction in the previously reported income from continuing operations of the Registrant for the fiscal year ended December 31, 2003 from $5.6 million to approximately $5.2 million.



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                                   EXX INC

                (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2005                  By /s/ David A. Segal
                                         ------------------------------------
                                         David A. Segal
                                         Chief Executive Officer and
                                         Chief Financial Officer








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